SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

STONECO LTD.

(Name of Issuer)

CLASS A COMMON SHARES, PAR VALUE $0.000079365 PER SHARE

(Title of Class of Securities)

G85158106

(CUSIP Number)

THOMAS PATTERSON
1149 CHESTNUT STREET, SUITE 200
MENLO PARK, CA  94025
650-854-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Madrone Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 25,339,276 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 25,339,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,339,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.17% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Madrone Partners, L.P. (“Madrone”), Madrone Capital Partners LLC (“Madrone GP”), Thomas Patterson (“Patterson”), Greg Penner, (“Penner”) and Jameson McJunkin (“McJunkin”, and together with Madrone and Madrone GP, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 25,339,276 shares of the Issuer’s Class A Common Shares held by Madrone. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.

(3) Based on 226,913,464 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2020.

1.	Name of Reporting Persons Madrone Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 25,339,276 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 25,339,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,339,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.17% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Represents 25,339,276 shares of the Issuer’s Class A Common Shares held by Madrone. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.

(3) Based on 226,913,464 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2020.

1.	Name of Reporting Persons Thomas Patterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 25,739,276 (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 25,739,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,739,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.34% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 25,339,276 shares of the Issuer’s Class A Common Shares  held by Madrone and (ii) 400,000 shares of the Issuer’s Class A Common Shares held by the Patterson Revocable Trust. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.  Mr. Patterson is co-trustee of the Patterson Revocable Trust.

(3) Based on 226,913,464 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2020.

1.	Name of Reporting Persons Greg Penner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 27,339,276 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 27,339,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,339,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 12.05% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Represents (i) 25,339,276 shares of the Issuer’s Class A Common Shares held by Madrone. Madrone GP is the sole general partner of Madrone, and (ii) 2,000,000 Class A Common Shares held by Shimoda Holdings LLC.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone. Mr. Penner is a managing member of Shimoda Holdings LLC, a family LLC.

(3) Based on 226,913,464 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2020.

1.	Name of Reporting Persons Jameson McJunkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 25,661,276 (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 25,661,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,661,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.31% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 25,339,276 shares of the Issuer’s Class A Common Shares held by Madrone and (ii) 322,000 shares of the Issuers Class A Common Shares held by the McJunkin Living Trust. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.  Mr. McJunkin is co-Trustee of the McJunkin Living Trust.

(3) Based on 226,913,464 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2020.

Introduction.

Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 1.                                 Security and Issuer.

This Schedule 13D relates to Class A Common Shares, par value $0.000079365 per share (the “Class A Common Shares”), of StoneCo Ltd. (the “Issuer”).  The address of the principal executive offices of the Issuer is: R. Fidêncio Ramos, 308, Vila Olímpia, 10th floor, São Paulo—SP, 04551-010, Brazil.

Item 2.                                 Identity and Background.

(a)         This statement is filed on behalf of Madrone Partners, L.P., a Delaware limited partnership (“Madrone”), Madrone Capital Partners LLC, a Delaware limited liability company (“Madrone GP”) and Thomas Patterson (“Patterson”), Greg Penner, (“Penner”) and Jameson McJunkin (“McJunkin”), (collectively, the “Managing Members”).  Madrone, Madrone GP and the Managing Members are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)         The address of the principal place of business of the Reporting Persons is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(c)          The principal business of Madrone is making venture capital investments.  Madrone GP’s principal business is acting as general partner of Madrone.  Each of the Managing Members’ principal business is acting as a managing director of Madrone GP.

(d)         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)           Madrone is a Delaware limited partnership.  Madrone GP is Delaware limited liability company. Each of the Managing Members is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On October 24, 2018, the registration statement related to the Issuer’s initial public offering of Class A Common Shares (the “IPO”) was declared effective.  The IPO closed on October 29, 2018, and at such time Madrone purchased 2,750,000 Class A Common Shares of the Issuer at the initial public offering price of $24.00 per share.

The funds used by Madrone to acquire the securities described herein were obtained from capital contributions by its partners.

Item 4.         Purpose of Transaction.

Madrone purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Common Shares to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Class A Common Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Shares beneficially owned by them (or any Class A Common Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.                                 Interest in Securities of the Issuer.

(a) & (b)  The following information with respect to the ownership of the Class A Common Shares of the Issuer by the persons filing this statement on this Schedule 13D is provided as of December 18, 2020:

	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispostive Power	Beneficial Ownership	Percentage of Class
Madrone	25,339,276	0	25,339,276	0	25,339,276	25,339,276	11.17%
Madrone GP	0	0	25,339,276	0	25,339,276	25,339,276	11.17%
Patterson	0	0	25,739,276	0	25,739,276	25,739,276	11.34%
Penner	0	0	27,339,276	0	27,339,276	27,339,276	12.05%
McJunkin	0	0	25,661,276	0	25,661,276	25,661,276	11.31%

The shares are held by Madrone. Patterson, Penner and McJunkin are Managing Members of Madone GP, and may be deemed to share voting and dispositive power over the shares held by Madone. Mr. Penner holds an additional 2,000,000 shares through Shimoda Holdings LLC, a family LLC, of which he is a managing member.  Mr. Patterson holds an additional 400,000 shares through the Patterson Revocable Trust, of which he is co-trustee.  Mr. McJunkin hods an additional 322,000 shares through the McJunkin Living Trust, of which he is co-trustee.

(c)    Except as set forth below, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A Common Shares or Class B Common Shares during the last 60 days.

1.      On November 13, 2020, Madrone distributed 500,000 shares of the Issuer’s Class A Common Shares to each of Patterson and McJunkin for no consideration.

2.      On November 13, 2020, McJunkin sold 450,000 shares of the Issuer’s Class A Common Shares with a weighted average price of $64.3824 per share through open market trades on the Nasdaq Stock Market.

3.      On November 13, 2020, Patterson sold 500,000 shares of the Issuer’s Class A Common Shares with a weighted average price of $64.3970 per share through open market trades on the Nasdaq Stock Market.

4.      On November 20, 2020, Madrone sold 1,742,639 shares of the Issuer’s Class A Common Shares with a weighted average price of $70.0009 per share through open market trades on the Nasdaq Stock Market.

5.      On November 23, 2020, Madrone sold 257,361 shares of the Issuer’s Class A Common Shares with a weighted average price of $70.9216 per share through open market trades on the Nasdaq Stock Market.

6.      On November 27, 2020, Madrone distributed 500,000 shares of the Issuer’s Class A Common Shares to each of Patterson and McJunkin for no consideration.

7.      On November 30, 2020, Patterson sold 100,000 shares of the Issuer’s Class A Common Shares with a weighted average price of $72.9066 per share through open market trades on the Nasdaq Stock Market.

8.      On December 1, 2020, McJunkin sold 50,000 shares of the Issuer’s Class A Common Shares with a weighted average price of $74.0394 per share through open market trades on the Nasdaq Stock Market.

9.      On December 1, 2020, McJunkin transferred 28,000 shares of the Issuer’s Class A Common Shares as a gift.

10.    On December 3, 2020, Madrone voluntarily converted 20,379,744 shares of the Issuer’s Class B Common Shares into an equal number of shares of the Issuer’s Class A Common Shares.

11.    On December 4, 2020, McJunkin sold 50,000 shares of the Issuer’s Class A Common Shares with a weighted average price of $73.0556 per share through open market trades on the Nasdaq Stock Market.

12.    On December 7, 2020, McJunkin sold 50,620 shares of the Issuer’s Class A Common Shares with a weighted average price of $73.4959 per share through open market trades on the Nasdaq Stock Market.

13.    On December 8, 2020, McJunkin sold 49,380 shares of the Issuer’s Class A Common Shares with a weighted average price of $73.7205 per share through open market trades on the Nasdaq Stock Market.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Class A Common Shares beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

In connection with the IPO, the Issuer has entered into a registration rights agreement with certain of its existing shareholders pursuant to which the Issuer granted them customary registration rights for the resale of the Class A Common Shares held by its existing shareholders (including Class A Common Shares acquired upon conversion of Class B Common Shares). Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Related Person Transaction Policy

In connection with the IPO, the Issuer entered into a related person transaction policy. Pursuant to such related person transaction policy, any related person transaction must be approved or ratified by the Issuer’s board of directors or a designated committee thereof. The related party transaction policy sets out a number of exemptions pursuant to which certain related person transactions will be deemed not to create or involve a material interest and thereby not subject to such approval or ratification requirements. In determining whether to approve or ratify a transaction with a related person, the Issuer’s board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to the Issuer, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. The Issuer’s board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, the Issuer’s best interests and the best interests of its shareholders.

Item 7.                                 Material to Be Filed as Exhibits.

Exhibit A:                                         Joint Filing Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 18, 2020	MADRONE PARTNERS, L.P.

	BY:	MADRONE CAPITAL PARTNERS, LLC
	ITS:	General Partner

	By:	/s/ Thomas Patterson
Thomas Patterson
Managing Member

MADRONE CAPITAL PARTNERS, LLC

	By:	/s/ Thomas Patterson
Thomas Patterson
Managing Member

/s/ Thomas Patterson
THOMAS PATTERSON

/s/ Greg Penner
GREG PENNER

/s/ Jameson McJunkin
JAMESON McJUNKIN

EXHIBIT A

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

December 18, 2020	MADRONE PARTNERS, L.P.

	BY:	MADRONE CAPITAL PARTNERS, LLC
	ITS:	General Partner

	By:	/s/ Thomas Patterson
Thomas Patterson
Managing Member

MADRONE CAPITAL PARTNERS, LLC

	By:	/s/ Thomas Patterson
Thomas Patterson
Managing Member

/s/ Thomas Patterson
THOMAS PATTERSON

/s/ Greg Penner
GREG PENNER

/s/ Jameson McJunkin
JAMESON McJUNKIN